Exhibit 1

AGNICO-EAGLE MINES LIMITED

News Release

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG THIRD QUARTER 2007

RESULTS AND STEADY PROGRESS AT DEVELOPMENT PROJECTS

Toronto (October 24, 2007) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported third quarter net income of $11.5 million, or $0.08 per share, which was net of a non-cash foreign currency translation loss of $25.2 million, or $0.19 per share.   This accounting translation loss arises from the weakened US dollar and its effect on the US dollar conversion of our European and Canadian accounts.   In the comparable 2006 quarter, the Company reported net income of $45.2 million, or $0.38 per share.

Earnings for the third quarter 2007 fell by approximately $10 million, net of the translation loss, period over period. This was largely due to the impact of a stronger Canadian dollar on operating costs and lower realized byproduct zinc prices, offset partly by a higher gold price. Earnings per share were also diluted by the issuance of approximately 13.8 million common shares upon the acquisition of Cumberland Resources Ltd. in 2007.

Third quarter cash provided by operating activities decreased to $49.9 million from $73.9 million in the comparable 2006 quarter, largely due to normal working capital movements.

“Another strong operating quarter at LaRonde, combined with steady construction progress at our development projects, keeps us on track to deliver on our plans for significant gold production growth”, said Sean Boyd, Vice-Chairman and Chief Executive Officer. “Exploration success at many of our development projects also puts us in a strong position to add to our already large gold reserve base over the next year”, added Mr. Boyd.

Third quarter 2007 highlights include:

•      Strong Operating Results – steady metal output and excellent cost control led to solid operating earnings and strong cashflow

•      Low Costs - Low total cash costs per ounce(1) at LaRonde of minus $307

•      Gold Production Growth – first of five new mines, Goldex, ahead of schedule

•      Safe Workplace - Record 33 consecutive months without a lost time accident underground at LaRonde

•      Significant Exploration Upside – continued to receive ore-grade intersections over mineable widths outside of currently known reserve/resource envelope at Pinos Altos, Kittila, and Meadowbank

In the first nine months of 2007, the Company recorded net income of $74.2 million, or $0.57 per share.  In the corresponding period in 2006, Agnico-Eagle recorded net income of $119.5 million, or $1.05 per share

(1) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of total cash costs per ounce to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Year to date earnings were negatively affected by a non-cash foreign currency translation loss of $32.0 million or $0.25 per share.  Net of the translation loss, earnings fell by approximately $23 million due to the impact of a stronger Canadian dollar on operating costs, offset partly by a higher gold price.  Year to date earnings per share were also diluted by the shares issued to acquire Cumberland.

In the first nine months of 2007, the Company recorded cash provided by operating activities of $185.8 million.  This compares favourably to the prior period when cash provided by operating activities was $141.8 million. The increase in cash provided by operating activities was due almost entirely to working capital movements.

The Company’s financial position remains strong with cash and cash equivalents of $427.6 million at September 30, 2007.  The Company’s cash position decreased $67.7 million in the third quarter as $141.7 million was invested in the Company’s gold growth projects.  However, Agnico-Eagle’s cash position is expected to increase in the fourth quarter as the expiry of warrants in November should result in further proceeds of approximately $122 million.

Payable gold production(2) in the third quarter of 2007 was 55,830 ounces at total cash costs per ounce of minus $307.  This compares with payable gold production of 59,603 ounces, at total cash costs per ounce of minus $709, in the third quarter of 2006.  The increase in total cash costs per ounce in the third quarter of 2007 versus the prior period is mainly due to a stronger Canadian dollar, increased minesite costs and lower byproduct zinc revenues.

Forecast and Dividend Announcement

On December 10, 2007, the 2008 production and cost forecast is expected to be announced. At this time, the Company expects to provide an update on the six development projects including updated capital expenditure estimates incorporating more recent exchange rates. The Board of Directors is expected to make a decision regarding the 2007 dividend at that time. Exploration updates are also expected for several of the development projects prior to the February reserve and resource update.

Conference Call Tomorrow

The Company will host its quarterly conference call tomorrow, Thursday October 25 at 11:00am E.D.T. Management will review the Company’s operating and financial results for the third quarter of 2007 and provide an update of its exploration and development activities.

Via Telephone:

To listen on the telephone, please dial (416) 644-3415 or 1 (800) 732-9307 toll free, at least five minutes before the scheduled start of the presentation.

Via Webcast:

Additionally, a live audio webcast of the presentation will be available on the Company’s website homepage at
www.agnico-eagle.com. The webcast along with presentation slides will be archived for 180 days on the website.

(2) Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Replay archive:

The access phone number for the archived audio replay is 1 (877) 289-8525, passcode 21248116#. It will be available from Thursday, October 25, 2007 at 1:30 pm until Thursday, November 1, 2007 11:59 pm.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The LaRonde mill processed an average of 7,250 tonnes of ore per day in the third quarter of 2007, compared with an average of 7,270 tonnes per day in the corresponding period of 2006. LaRonde has now been operating at an average of approximately 7,300 tonnes per day for almost four years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(3) were C$66 in the third quarter. These costs are higher than the C$63 per tonne experienced in the third quarter of 2006. The increase in costs was again partly due to accelerated lateral development and higher input costs for fuel, labour, chemical reagents, etc. as seen across the mining industry.

Minesite costs per tonne for the full year 2007 are expected to be on budget at approximately C$65, five percent higher than 2006. This increase is partly due to the accelerated development, but also due to industry cost escalation, offset somewhat by lower reagent consumption in the mill due to improvements in the copper-zinc circuit. Fourth quarter 2007 minesite costs per tonne are expected to decrease somewhat, compared to the third quarter of 2007, as the benefit of the accelerated development undertaken over the past several quarters is realized.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at minus $307 in the third quarter. This compares with the results of the third quarter of 2006 when total cash costs per ounce were minus $709. The increase in total cash costs is due to a stronger Canadian dollar, increased minesite costs and lower byproduct revenues.

As a result of the historically high zinc prices, which have prevailed over the past several quarters, it is now expected that the mine life of LaRonde, mineable from the existing shaft and infrastructure, will be extended by a year or more. This is largely due to the mining of previously sub-economic ore adjacent to the hangingwall of the orebody. This lower grade zinc ore was not included in the original mining plan. The effect of mining this ore is to postpone the mining of gold-rich ore resulting in marginally lower gold and byproduct production annually, but maximizing the value of the orebody over its life.

Cash Position Remains Strong, Despite Large Investments in Gold Growth

Cash and cash equivalents decreased to $427.6 million at September 30, 2007 from the June 30, 2007 balance of $495.3 million.  As expected, all of the Company’s operating cash flow and a portion of its existing cash balance were reinvested in its gold growth projects.  During the quarter, Agnico-Eagle added $49.9 million of cash provided by operating activities.  Capital expenditures in the quarter totaled $141.7 million, including $56.0 million on the construction of Meadowbank, $28.6 million on Goldex, $16.8 million at Kittila, $15.5 million on the LaRonde Extension, $9.7 million at Pinos Altos and $6.5 million at Lapa.  For the full year 2007, capital expenditures are expected to be approximately $450 million.  Capital costs are higher than 2006 and higher than previous guidance due to the acquisition of the Meadowbank project in April 2007 and the approval of construction of the Pinos Altos project in August 2007.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

The cash position is expected to increase in the fourth quarter as the expiry of warrants in November should result in further proceeds of approximately $122 million.  With a large cash balance, strong cash flows, no long term debt, and substantially undrawn bank lines of $300 million, Agnico-Eagle is fully funded for the development and exploration of its pipeline of gold projects in Canada, Finland and Mexico.

Five New Gold Mines Under Construction

At the 100% owned Goldex mine project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005. Proven and probable reserves of 1.7 million ounces of gold (22.9 million tonnes grading 2.3 grams per tonne are estimated to be sufficient for a ten year mine life with annual production averaging 170,000 ounces. With a large additional resource, the deposit remains open for expansion.

The Goldex production shaft is expected to be completed in November 2007. Approximately 35,000 tonnes of ore were extracted and stockpiled on surface during the third quarter. The total proven reserves in the surface stockpile now stand at approximately 222,000 tonnes, grading 2.0 grams per tonne from development ore. Overall, construction is ahead of schedule and the mine is expected to begin production during the second quarter of 2008.

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006. The project is expected to produce an average of 150,000 ounces of gold per year. The mine life is estimated to be 13 years. Kittila has probable gold reserves of 2.6 million ounces (16.0 million tonnes grading 5.1 grams per tonne). With a large additional resource, the deposit remains open for expansion.

Drilling from surface is ongoing to convert resources to reserves and to extend the overall envelope. Deeper exploration drilling is expected to begin from  the new decline in the fourth quarter of 2007, opening up the entire area below the main Suuri zone for detailed exploration.

Surface overburden stripping for the main open pit is advanced with approximately 99,000 cubic metres moved in the quarter. Construction of the underground decline is on schedule and had advanced approximately 1,800 metres by the end of September 2007, including some other associated lateral development. The mining fleet has been ordered and foundation work in the processing plant is underway. Key components such as the SAG mill and autoclave are on schedule for delivery. Production is expected to begin in the third quarter of 2008.

At the 100% owned Lapa mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006. Probable gold reserves of 1.2 million ounces (3.9 million tonnes grading 9.1 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year.

The shaft at Lapa has reached its final depth of 1,370 metres. The project is in changeover from shaft sinking to the permanent shaft facilities with lateral mine development scheduled to start within a month. Construction of the surface service facilities is underway.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the infrastructure extension at depth. Proven and probable reserves of 5.2 million ounces (35.6 million tonnes grading 4.5 grams per tonne) are expected to support a mine life through 2021. Annual gold production post-2011, when the deeper ore is mined, is anticipated to average 320,000 ounces.

Mechanical installation for the internal hoist is well underway with the service hoist completed and the production hoist approximately 40% complete. The focus during the fourth quarter continues to be on underground infrastructure construction and detailed engineering. Shaft sinking for the new internal shaft is expected to begin this quarter. The same shaft sinking crews that successfully developed Lapa and Goldex are currently transitioning to LaRonde for this project.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 2.2 million ounces (20.0 million tonnes grading 3.5 grams per tonne). Additionally, the property contains a large silver reserve of over 65 million ounces (the same 20.0 million tonnes grading 102 grams per tonne). The project was approved for construction in August 2007. Average annual production is expected to be approximately 150,000 ounces of gold and over 2.0 million ounces of silver over an 11 year mine life.

Construction of the permanent camp is progressing as expected. The construction of a 2,800 metre underground exploration ramp commenced in March 2007 and has advanced 630 metres, while construction of a 900 metre light aircraft airstrip is complete.

Deeper exploration drilling is expected to begin from the decline in the fourth quarter of 2007, targeting the area below the main Santo Nino zone. With a large gold and silver resource outside of the reserve envelope, the  deposit remains open for expansion.

Exploration drilling continues on the Mascota zone. This region, to the northwest of Santo Nino, is now being studied on the merits of being a separate mining operation, based on the assumption of a rapid accumulation of near surface gold reserves. The ore would possibly be processed via heap leach.

All the necessary land agreements with the four local ejidos have been established. Negotiations for additional surface rights with the underlying royalty holder are ongoing. If these negotiations are not successful, modifications to the proposed mine plan contained in the base case feasibility study will be implemented.

With the completion of the acquisition of Cumberland, Agnico-Eagle owns 100% of the Meadowbank project in Nunavut. Meadowbank has proven and probable gold reserves of 2.9 million ounces (21.3 million tonnes grading 4.2 grams per tonne). With a large additional gold resource, the deposit remains open for expansion. Initial gold production is anticipated by 2010. Annual gold production is estimated to average 400,000 ounces for the first four years and average 350,000 ounces per year over the life of the mine.

The exploration focus on Meadowbank during 2007 has been resource to reserve conversion in the vicinity of the open pit reserves, and resource exploration around the Goose South, Goose Island, Portage, Cannu and Vault zones. Further grassroots exploration, prospecting and diamond drilling has been performed on the large property position, largely to the north of the existing resource. An update on the most recent results will be disclosed before the end of the year.

The all-weather road construction is scheduled for completion before the end of this year. Approximately 80 kilometres of the 110 kilometre total have been completed to date. Detailed engineering and sourcing and acquisition of the major capital equipment are ongoing. The first pieces of the major capital equipment have already been delivered to the site.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Forward-Looking Statements

The information in this press release has been prepared as at October 24, 2007. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “projected” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, total cash costs per ounce, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company’s minesites; statements and information regarding the sufficiency of the Company’s cash resources; and other statements and information regarding anticipated trends with respect to the Company’s capital resources and results of operations. Such statements and information reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Without limiting the foregoing, certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such statements and information. Such risks include, but are not limited to: the Company’s dependence on the LaRonde mine,  the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; the completion of successful negotiations with the royalty holder on certain surface rights and other interests relating to the Pinos Altos property; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents certain measures, including “total cash cost per ounce” and “minesite cost per tonne”, that are not recognized measures under United States generally accepted accounting principals (“US GAAP”). This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see  Note 1 to the financial statements attached to this press release and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs”  in the Company’s Annual Report on Form 20-F filed with securities regulators in Canada and the United States. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Detailed Mineral Reserve and Resource Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. Further information regarding the Company’s mineral reserve and mineral resource estimates (other than in respect of the Meadowbank mine project and Pinos Altos mine project) can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with Canadian securities regulators and with the United States Securities and Exchange Commission on March 30, 2007. Further information regarding the Pinos Altos mine project can be found in the Pinos Altos Gold-Silver Project, Chihuahua State, Mexico 2007 Technical Report on the Mineral Resources and Reserves filed with the Canadian securities regulators on September 24, 2007. Further information regarding the Meadowbank mine project can be found in the Meadowbank Gold Project Nunavut Technical Report filed with the Canadian securities regulators on March 31, 2005 (see www.sedar.com under “Cumberland Resources Limited”)

Refer to the Company’s press release dated February 21, 2007 for other information applicable to written disclosure of mineral reserves and resources.

Marc Legault, Agnico-Eagle’s Vice President, Project Development, a qualified person for the purposes of the Canadian Securities Administrators’ National Instrument 43-101, is the qualified person that supervised the preparation of the material that forms the basis for the  disclosure of scientific and technical information set out in this press release.

Detailed Mineral Reserve and Resource Data

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
LaRonde	2.76	80.96	0.36	4.06	513	5,779
Goldex	2.25				7	97
Meadowbank	4.8				470	3,020
Bousquet	6.30				17	86
Subtotal Proven Mineral Reserve	3.49				1,007	8,982
Probable Mineral Reserve
LaRonde	2.53	63.53	0.29	3.38	814	10,003
LaRonde Extension	5.99	21.73	0.31	0.79	3,824	19,860
Kittilä	5.08				2,616	16,022
Pinos Altos	3.47	102.33			2,224	19,957
Lapa	9.08				1,152	3,944
Goldex	2.29				1,682	22,813
Meadowbank	4,11				2,420	18,300
Subtotal Probable Mineral Reserve	4.13				14,732	99,962
Total Proven and Probable Mineral Reserves	4.08				15,739	115,004

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand. Reserves are not a sub-set of resources. The effective dates (with the exception of Pinos Altos and Meadowbank) is February 21, 2007. The effective date of the Pinos Altos’s reserve is August 9, 2007. The effective date of the Meadowbank reserve is December, 2005.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Income and cash flows
LaRonde Mine
Revenues from mining operations	$104,812	$108,798	$323,477	$326,251
Production costs	44,936	36,456	123,924	105,210
Gross profit (exclusive of amortization shown below)	$59,876	$72,342	$199,553	$221,041
Amortization	7,578	6,119	21,600	18,224
Gross profit	$52,298	$66,223	$177,953	$202,817
Net income for the period	$11,452	$45,203	$74,183	$119,485
Net income per share (basic)	$0.08	$0.38	$0.57	$1.05
Net income per share (diluted)	$0.08	$0.37	$0.55	$1.02
Cash provided by operating activities	$49,946	$73,945	$185,844	$141,751
Cash provided by (used in) investing activities	$(144,428)	$(61,531)	$(248,964)	$(125,907)
Cash provided by (used in) financing activities	$15,361	$2,268	$6,551	$294,173
Weighted average number of common shares outstanding — basic (in thousands)	135,509	120,386	130,151	113,649
Tonnes of ore milled	667,238	669,026	2,018,487	1,987,456
Head grades:
Gold (grams per tonne)	2.85	3.01	2.89	3.07
Silver (grams per tonne)	75.00	75.90	76.00	77.00
Zinc	3.80%	4.43%	3.65%	4.16%
Copper	0.32%	0.39%	0.34%	0.37%
Recovery rates:
Gold	91.58%	92.34%	91.25%	91.88%
Silver	88.10%	88.30%	87.65%	87.50%
Zinc	86.20%	87.70%	86.30%	87.30%
Copper	84.90%	81.70%	85.30%	82.30%
Payable production:
Gold (ounces)	55,830	59,603	170,810	179,804
Silver (ounces in thousands)	1,222	1,233	3,754	3,707
Zinc (tonnes)	18,609	22,068	54,015	61,318
Copper (tonnes)	1,647	1,884	5,327	5,527
Payable metal sold:
Gold (ounces)	55,797	57,326	170,400	187,969
Silver (ounces in thousands)	1,192	1,137	3,957	3,512
Zinc (tonnes)	19,487	20,541	53,714	59,340
Copper (tonnes)	1,644	1,880	5,310	5,534
Realized prices:
Gold (per ounce)	$748	$600	$697	$632
Silver (per ounce)	$12.79	$12.39	$13.39	$12.09
Zinc (per tonne)	$2,838	$3,525	$3,165	$3,345
Copper (per tonne)	$7,910	$6,843	$7,342	$8,818
Total cash costs (per ounce):
Production costs	$804	$612	$726	$585
Less: Net byproduct revenues	(1,131)	(1,340)	(1,198)	(1,224)
Inventory adjustments	25	21	47	16
Accretion expense and other	(5)	(2)	(5)	(2)
Total cash costs (per ounce)	$(307)	$(709)	$(430)	$(625)
Minesite costs per tonne milled (C$)	$66	$63	$67	$61

Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATON

(thousands of United States dollars, unaudited)

	As at September 30, 2007	As at December 31, 2006

ASSETS
Current
Cash, cash equivalents and short term investments	$427,594	$458,617
Trade receivable	74,619	84,987
Inventories:
Ore stockpiles	5,023	2,330
Concentrates	3,727	3,794
Supplies	15,010	11,152
Other current assets	77,322	61,953

Total current assets	603,295	622,833
Other assets	15,494	7,737
Future income and mining tax assets	19,131	31,059
Property, plant and mine development	1,893,634	859,859

	$2,531,554	$1,521,488

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$92,596	$42,538
Dividends payable	647	15,166
Income taxes payable	—	14,231

Total current liabilities	93,243	71,935

Reclamation provision and other liabilities	36,727	27,457

Future income and mining tax liabilities	507,660	169,691

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 135,893,339 (December 31, 2006 — 121,025,635)	1,791,777	1,230,654
Stock options	22,374	5,884
Warrants	14,653	15,723
Contributed surplus	15,128	15,128
Retained earnings	72,711	3,015
Accumulated other comprehensive loss	(22,719)	(17,999)

Total shareholders’ equity	1,893,924	1,252,405

	$2,531,554	$1,521,488

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATON

(thousands of United States dollars, except share and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

REVENUES
Revenues from mining operations	$104,812	$108,798	$323,477	$326,251
Interest and sundry income	7,448	12,039	18,793	16,644
Gain on sale of available-for-sale securities	886	1,062	4,088	22,975

	113,146	121,899	346,358	365,870
COSTS AND EXPENSES
Production	44,936	36,456	123,924	105,210
Loss on derivative financial instruments	—	967	5,829	13,012
Exploration and corporate development	3,792	8,154	18,658	20,806
Amortization	7,578	6,119	21,600	18,224
General and administrative	7,744	5,853	24,420	16,672
Provincial capital tax	2,008	729	4,508	1,626
Interest	941	349	2,662	1,923
Foreign currency translation loss	25,243	1,037	32,021	9,555

Income before income, mining and federal capital taxes	20,904	62,235	112,736	178,842
Income and mining tax expense	9,452	17,032	38,553	59,357

Net income for the period	$11,452	$45,203	$74,183	$119,485

Net income per share — basic	$0.08	$0.38	$0.57	$1.05

Net income per share — diluted	$0.08	$0.37	$0.55	$1.02

Weighted average number of shares outstanding (in thousands)
Basic	135,509	120,386	130,151	113,649
Diluted	140,280	123,822	134,922	117,086

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Operating activities
Net income for the period	$11,452	$45,203	$74,183	$119,485
Add (deduct) items not affecting cash:
Amortization	7,578	6,119	21,600	18,224
Future income and mining taxes	7,960	13,275	30,221	45,109
Unrealized loss on derivative contracts	—	(3,545)	5,018	4,571
Gain on sale of available-for-sale securities	(886)	(1,062)	(4,088)	(22,975)
Gain on Contact Diamond Corporation	—	(7,361)	—	(7,361)
Amortization of deferred costs and other	25,888	5,150	49,410	24,706
Changes in non-cash working capital balances
Trade receivables	1,892	16,782	10,368	(23,778)
Income taxes payable	(17,121)	4,216	(14,231)	14,474
Other taxes recoverable	(5,524)	415	(8,731)	4,355
Inventories	3,959	(871)	(2,049)	(3,260)
Other current assets	(7,061)	(6,344)	(15,887)	(22,335)
Accounts payable and accrued liabilities	21,809	1,968	40,030	(7,221)
Interest payable	—	—	—	(2,243)

Cash provided by operating activities	49,946	73,945	185,844	141,751

Investing activities
Additions to property, plant and mine development	(141,721)	(41,395)	(311,111)	(95,903)
Acquisition of Cumberland Resources Ltd., net of cash acquired of $96,043 (note 9)	—	—	84,207	—
Acquisitions, investments and other	(2,707)	(20,136)	(22,060)	(30,004)

Cash provided by (used) in investing activities	(144,428)	(61,531)	(248,964)	(125,907)

Financing activities
Dividends paid	—	—	(13,406)	(3,166)
Short-term debt	—	(7,232)	—
Proceeds from common shares issued	15,361	9,649	19,957	312,105
Share issue costs	—	(149)	—	(14,766)

Cash provided by (used in) financing activities	15,361	2,268	6,551	294,173

Effect of exchange rate changes on cash and cash equivalents	11,381	730	25,546	(116)

Net increase in cash and cash equivalents during the period	(67,740)	15,412	(31,023)	309,901
Cash and cash equivalents, beginning of period	495,334	415,471	458,617	120,982

Cash and cash equivalents, end of period	$427,594	$430,883	$427,594	$430,883

Other operating cash flow information:
Interest paid during the period	$509	$117	$1,638	$3,436
Income, mining and capital taxes paid during the period	$20,407	$264	$23,544	$1,232

Note 1: Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

Total Cash Costs Per Ounce

(thousands of dollars, except where noted)	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006

Production costs per Consolidated Statements of Income	$44,936	$36,456	$123,924	$105,210
Adjustments:
Byproduct revenues	(63,165)	(74,192)	(204,653)	(207,419)
Inventory adjustment(i)	1,396	(4,430)	8,078	(9,767)
Non-cash reclamation provision	(293)	(116)	(837)	(333)

Cash operating costs	$(17,126)	$(42,282)	$(73,488)	$(112,309)

Gold production (ounces)	55,830	59,603	170,810	179,804

Total cash costs (per ounce)(ii)	$(307)	$(709)	$(430)	$(625)

Minesite Costs Per Tonne

(thousands of dollars, except where noted)	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006

Production costs per Consolidated Statements of Income	$44,936	$36,456	$123,924	$105,210
Adjustments:
Inventory adjustments(iii)	(2,576)	1,250	2,319	2,812
Non-cash reclamation provision	(293)	(116)	(837)	(333)

Minesite operating costs (US$)	42,067	$37,590	125,406	$107,689

Minesite operating costs (C$)	44,138	$42,153	134,857	$121,591

Tonnes of ore milled (000’s tonnes)	667	669	2,018	1,987

Minesite costs per tonne (C$)(iv)	$66	$63	$67	$61

Notes:

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)           Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indicator of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)          This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)          Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

(v)           Payable gold production means the quantity of gold produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.